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                                                                      EXHIBIT 21


                     Subsidiaries of Private Business, Inc.


Private Business, Inc. is the owner of one hundred percent (100%) of the stock of the following entities:

         Private Business Insurance, Inc., a Tennessee corporation;

         Private Business Processing, Inc., a Tennessee corporation; and

         Private Business Capital, Inc., a Tennessee corporation.